SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 28, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI acquires Apex Consulting Group Inc., a Boston-based technology firm

Andover, Massachusetts, October 28, 2003 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today that it has completed the acquisition of Boston-based Apex Consulting Group Inc. (Apex) with revenues of US$4.0 million. The company was purchased for cash and shares. Apex is a business services, systems integration and consulting company with a focus on business process improvement and new technologies. Specializations include order entry/processing optimization, customer relationship management, Microsoft .Net and J2EE architecture and development, and IS management support.

Established in 1996, privately-held Apex currently employs 22 senior-level consultants who serve clients mostly in the retail, utility and financial services sectors. Clients include many significant New England companies, such as the two largest financial services firms, the largest defence firm in Massachusetts as well as National Grid, NEBS and Sovereign Bank. Apex is also the founder and primary sponsor of the New England Java Users Group (NEJUG), which is one of the largest Java user groups in the world, with over 2,600 members.

“We were at the stage in our growth whereby we wanted to bid for bigger and broader opportunities. Our clients were asking us to provide them with more services through a global delivery model. To do so, we sought a partner with whom we could grow. Not only do our services blend well with CGI’s offering but they have operations in Canada and India. Now we can go back to our clients and add to what we are currently offering,” said Steve Maienza, founder and president of Apex. Tom Stephanian, executive vice-president, added, “In addition to being able to offer more extensive solutions to our clients, we’re looking forward to offering our business process improvement and architecture solutions to CGI’s clients.”

Joseph Saliba, president, USA and Asia Pacific for CGI added: “We are very pleased to welcome our new colleagues to CGI. Apex possesses an outstanding client list based on its solid reputation of delivering concrete results via its component-based approach to project methodology. With this acquisition, not only are we adding to our team of experts but we also have the opportunity of building deeper relationships with their existing clients.”

CGI’s Greater Boston operations are mostly dedicated to clients in the financial services sector. CGI’s extensive experience in offering end-to-

end services and solutions is based on work done with more than 800 insurance clients in US, Canada and Europe.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.9 billion (US$2.1 billion) and at July 29, 2003, CGI’s order backlog was CDN$12.5 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information

CGI
Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

CGI, Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: October 28, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary